

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2024

Gary M. Owens
Chief Executive Officer
Mesa Laboratories, Inc.
12100 West Sixth Avenue
Lakewood, Colorado 80228

> **Re: Mesa Laboratories, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2023**
> **Filed May 30, 2023**
> **File No. 000-11740**

Dear Gary M. Owens:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2023

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates, Acquired Intangible Assets, page 33

1.   Reference your disclosure on page that you performed impairment tests of goodwill as a result of loss of a significant customer and financial performance. We also reference disclosure that Clinical Genomics' intangible assets and goodwill "may be impaired in the near term." In future filings, revise to provide information for investors to assess the probability of future goodwill impairment charges. For example, for each reporting unit at risk of failing an impairment test, disclose the following:

   • the percentage by which fair value exceeded carrying value at the date of the most recent test;
   • a detailed description of the methods and key assumptions used and how the key assumptions were determined
   • a discussion of the degree of uncertainty associated with the assumptions; and

- a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions. Refer to Item 303(b)(3) of Regulation S-K.

<u>Form 10-Q for the Quarterly Period Ended December 31, 2023</u>

<u>Condensed Consolidated Financial Statements</u>
<u>Note 2. Significant Transactions, Acquisition of GKE, page 7</u>

2.   We note that effective on October 16, 2023, you acquired 100 % of the outstanding shares of GKE GmbH and SAL GmbH. Please tell us how you considered the impact of this acquisition in considering whether you are required to provide financial statements of the acquiree and pro forma financial information under Rule 3-05 and Article 11 of S-X. Your response should include your assessment of each significance test in accordance with Rule 1-02(w) of Regulation S-X in assessing compliance with Rule 3-05(a)(2)(ii) of Regulation S-X.

<u>Form 8-K dated February 5, 2024</u>

<u>Exhibit 99.1</u>

3.   Revise future filings to reconcile adjusted operating income excluding unusual items to the most comparable GAAP measure, Operating (loss) income on a GAAP basis. Reference Item 10(e)(i) of Regulation S-K and Question 102.10(b) of the C&DI on Non-GAAP Financial Measures. As a related matter, please revise future filings to appropriately label operating income excluding unusual items and adjusted operating income excluding unusual items as "Non-GAAP."

4.   Please provide us with the composition of the non-GAAP adjustment "GKE acquisition/integration costs" and explain to us how those adjustments meet the requirements of Question 100.01 of the C&DI on Non-GAAP Financial Measures. Future filings should also include a detailed disclosure of the nature of each non-GAAP adjustment.

  In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Christie Wong at 202-551-3684 or Kristin Lochhead at 202-551-3664 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services